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SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

HILL INTERNATIONAL, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

431466 10 1
(CUSIP Number)

Irvin E. Richter
Chairman and Chief Executive Officer
c/o Hill International, Inc.
303 Lippincott Centre
Marlton, NJ 08053
(856) 810-6200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 28, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d.7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 431466 10 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Irvin E. Richter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 8 9 10	SOLE VOTING POWER 8,957,075 SHARED VOTING POWER 6,706,772[1] SOLE DISPOSITIVE POWER 8,957,075 SHARED DISPOSITIVE POWER 6,706,772 (see footnote one)

1 For purposes of Section 13(d), Irvin E. Richter may be deemed to beneficially own an aggregate of 15,663,847 shares of common stock of the issuer consisting of (a) 8,957,075 shares of common stock held by Mr. Richter directly, (b) 3,866,465 shares of common stock held by David L. Richter, (c) 2,237,375 shares of common stock held by Brady H. Richter, and (d) 602,932 shares of common stock held by Stuart S. Richter. Each of Messrs. Irvin E. Richter, David L. Richter and Stuart S. Richter is an officer of the Issuer. David L. Richter and Brady H. Richter are the sons of Irvin E. Richter. Stuart S. Richter is the brother of Irvin E. Richter. Mr. Irvin E. Richter disclaims beneficial ownership of any shares of common stock held by Messrs. David L. Richter, Brady H. Richter and Stuart S. Richter.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,663,847 (see footnote one)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 431466 10 1

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David L. Richter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. 8. 9. 10.	SOLE VOTING POWER 3,866,465 SHARED VOTING POWER 11,797,382[2] SOLE DISPOSITIVE POWER 3,866,465 SHARED DISPOSITIVE POWER 11,797,382 (see footnote two)

2 For purposes of Section 13(d), David L. Richter may be deemed to beneficially own an aggregate of 15,663,847 shares of common stock of the issuer consisting of (a) 3,866,465 shares of common stock held by Mr. Richter directly, (b) 8,957,075 shares of common stock held by Irvin E. Richter, (c) 2,237,375 shares of common stock held by Brady H. Richter, and (d) 602,932 shares of common stock held by Stuart S. Richter. Each of Messrs. Irvin E. Richter, David L. Richter and Stuart S. Richter is an officer of the Issuer. David L. Richter is the brother of Brady H. Richter and the son of Irvin E. Richter. Mr. David L. Richter disclaims beneficial ownership of any shares of common stock held by Messrs. Irvin E. Richter, Brady H. Richter and Stuart S. Richter.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,663,847 (see footnote two)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 431466 10 1

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Brady H. Richter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. 8. 9. 10.	SOLE VOTING POWER 2,237,375 SHARED VOTING POWER 13,426,472[3] SOLE DISPOSITIVE POWER 2,237,375 SHARED DISPOSITIVE POWER 13,426,472 (see footnote three)

 3 For purposes of Section 13(d), Brady H. Richter may be deemed to beneficially own an aggregate of 15,663,847 shares of common stock of the issuer consisting of (a) 2,237,375 shares of common stock held by Mr. Richter directly, (b) 3,866,465 shares of common stock held by David L. Richter, (c) 8,957,075 shares of common stock held by Irvin E. Richter, and (d) 602,932 shares of common stock held by Stuart S. Richter. Each of Messrs. Irvin E. Richter, David L. Richter and Stuart S. Richter is an officer of the Issuer. Brady H. Richter is the brother of David L. Richter and is the son of Irvin E. Richter. Mr. Brady H. Richter disclaims beneficial ownership of any shares of common stock held by Messrs. David L. Richter, Irvin E. Richter and Stuart S. Richter.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,663,847 (see footnote three)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 431466 10 1

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stuart S. Richter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. 8. 9. 10.	SOLE VOTING POWER 602,932 SHARED VOTING POWER 15,060,915[4] SOLE DISPOSITIVE POWER 602,932 SHARED DISPOSITIVE POWER 15,060,915 (see footnote four)

4 For purposes of Section 13(d), Stuart S. Richter may be deemed to beneficially own an aggregate of 15,663,847 shares of common stock of the issuer consisting of (a) 602,932 shares of common stock held by Mr. Richter directly, (b) 3,866,465 shares of common stock held by David L. Richter, (c) 2,237,375 shares of common stock held by Brady H. Richter, and (d) 8,957,075 shares of common stock held by Irvin E. Richter. Each of Messrs. Irvin E. Richter, David L. Richter and Stuart S. Richter is an officer of the Issuer. Stuart S. Richter is the brother of Irvin E. Richter, and he is the uncle of David L. and Brady H. Richter. Mr. Stuart S. Richter disclaims beneficial ownership of any shares of common stock held by Messrs. Irvin E. Richter, Brady H. Richter and David L. Richter.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,663,847 (see footnote four)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%
14.	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

The securities to which this statement relates are shares of common stock, par value $.0001 per share (the “Common Stock”), of Hill International, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 303 Lippincott Centre, Marlton, New Jersey 08053.

Item 2.  Identity and Background.

This Schedule 13D/A is filed by Messrs. Irvin E. Richter, David L. Richter, Brady H. Richter and Stuart S. Richter (collectively, the “Filers”). The business address of the Filers, other than Mr. Brady Richter, is Hill International, Inc., 303 Lippincott Centre, Marlton, New Jersey 08053. The address of Mr. Brady Richter is: 68-9 St. Martin’s Lane, London WC2N 4JS, United Kingdom. Irvin E. Richter is the chairman and chief executive officer of the Issuer. David L. Richter is the president and chief operating officer of the issuer. Stuart S. Richter is a senior vice president of the issuer. Irvin E. Richter and David L. Richter are also directors of the Issuer. Each of the reporting persons is a citizen of the United States.

During the last five years none of the individuals filing this Schedule 13D/A have been (1) convicted in a criminal proceeding or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Filers is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

On June 28, 2006, in a private placement transaction and pursuant to the Agreement and Plan of Merger, by and among Hill International, Inc., Arpeggio Acquisition Corporation and Messrs. Irvin E. Richter, David L. Richter and Brady H. Richter (the “Merger Agreement”), the Filers acquired their shares of the Issuer in exchange for their shares of Hill International, Inc. a Delaware corporation (“Old Hill”). Pursuant to the Merger Agreement, Old Hill merged with Arpeggio Acquisition Corporation, and Arpeggio Acquisition Corporation was the surviving company of the merger. Immediately upon consummation of the merger Arpeggio Acquisition Corporation changed its name to Hill International, Inc. (“New Hill” or the “Issuer”). On the date of the merger, a number of the shares of common stock of New Hill owned by the Filers were acquired pursuant to the merger transaction in exchange for their shares of Old Hill.

On April 6, 2007, pursuant to an earn-out right arising under the Merger Agreement, the Company issued a total of 2,300,000 shares of its common stock (the “2006 Earn-Out Shares”), which amount included an aggregate of 2,204,093 shares issued to the Filers. The 2006 Earn-Out shares which were issued to the Filers constitute part of the consideration for the shares of Old Hill that the Filers exchanged in the merger.

On October 23, 2007, the Company announced the redemption of its outstanding warrants for the purchase of its common stock. In connection with the redemption of the warrants and prior thereto, 13,575,601 warrants were exercised, each for one share of common stock. The final settlement date for the exercise of the warrants was November 28, 2007. The Company’s issuance of the 13,575,601 shares of common stock has reduced the percentage of the class of common stock that is owned by the Filers.

Item 4.  Purpose of Transaction.

The Filers acquired the shares of common stock of the Issuer for investment purposes. The Filers may in the future be awarded stock pursuant to future earn-out awards, or they may be awarded stock or options to purchase stock of the Issuer pursuant to compensatory incentive plans of the Issuer. For description of the June 28, 2006 merger transaction, reference is made to the disclosure in the Current Report on Form 8-K (File no. 000-50781) filed by the Issuer with the SEC on July 5, 2006, which is incorporated herein by reference.

Concurrently with the closing of the merger, Messrs. Irvin E. Richter, David L. Richter and Brady H. Richter, on the one hand, and Mr. Eric Rosenfeld and Mr. Arnaud Ajdler, on the other hand entered into a voting agreement dated as of June 28, 2006. The parties to the voting agreement currently collectively beneficially own approximately 43.7% of the outstanding stock of the Issuer. The voting agreement requires that each individual member of the two groups of signatories to the voting agreement vote for the designees of the other group as the directors of the Issuer until immediately following the election at the annual meeting of stockholders that will be held in 2008. The voting agreement is incorporated by reference as Exhibit 7.2 to this Schedule 13D/A.

Item 5.  Interest in Securities of the Issuer.

(a) and (b): As of April 12, 2007 the Filers beneficially and directly owned 15,663,847 shares of common stock consisting of 8,957,075 shares of common stock owned by Irvin L. Richter, 3,866,465 shares of common stock owned by David L. Richter, 2,237,375 shares of common stock owned by Brady H. Richter and 602,932 shares of common stock owned by Stuart S. Richter. Each individual Filer has sole power to vote and to dispose of the shares which he owns. In addition, each Filer may be deemed to share the power to vote and dispose of those shares owned by each of the other three Filers.

(c): None.

(d): No person other than the Filers has the right to receive or the power to direct receipt of dividends, or the proceeds from the sale of the common stock of the Issuer.

(e): Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
          With Respect to Securities of the Issuer.

Messrs. Irvin E. Richter, David L. Richter and Brady H. Richter are parties to Lock-up Agreements with the Issuer pursuant to which each of them has agreed that they will not sell or otherwise transfer any of the shares of common stock of the issuer acquired by them in the merger until December 31, 2007, subject to certain exceptions, including the right to use their shares to secure margin loans not to exceed 20% of the value of the shares at the time that the loans are made.

Messrs. Irvin E. Richter, David L. Richter and Brady H. Richter have entered into a voting agreement with Messrs. Eric Rosenfeld and Arnaud Ajdler, which agreement requires that the Richter signatories to the voting agreement agree to vote for the designees of Messrs. Rosenfeld and Ajdler as Directors of the Issuer and that Messrs. Rosenfeld and Ajdler agree to vote for the designees of the Richter signatories to the voting agreement, in both cases until immediately following the election that will be held at the annual meeting of stockholders of the Issuer in 2008. The voting agreement is incorporated by reference as Exhibit 7.2 to this Schedule 13D/A.

The Filers, together with other stockholders of Old Hill who received shares of the Issuer in the merger have agreed, pursuant to the Agreement and Plan of Merger, to deposit 12% of such shares into escrow. The shares are in escrow to secure any indemnification claims by the Issuer. Claims for indemnification may be asserted by the Issuer once damages exceed $500,000 and are indemnifiable to the extent that damages exceed that amount. However, claims with respect to taxes and certain other matters are not subject to such threshold. Shares still in escrow on December 30, 2010, will be released on the next business day even if claims to which they relate are not then resolved. The Escrow Agreement was attached as Annex F to the Definitive Proxy Statement filed by the Issuer on June 6, 2006 and is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits

Exhibit 7.1	-	Form of Escrow Agreement (included as Annex F of the Definitive Proxy Statement (No. 000-50781), dated June 5, 2006 and incorporated by reference herein).

Exhibit 7.2	-	Form of Voting Agreement (included as Annex E of the Definitive Proxy Statement (No. 000-50781), dated June 5, 2006 and incorporated by reference herein).

Exhibit 7.3	-
Agreement and Plan of Merger dated December 5, 2005, as amended, by and among Arpeggio Acquisition Corporation, Hill International, Inc. and the then stockholders of Hill International, Inc. (included as Annex A of the Definitive Proxy Statement (No. 000-50781) filed with the SEC and incorporated by reference herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2007	By:	/s/ Irvin E. Richter
Irvin E. Richter
	By:	/s/ David L. Richter
David L. Richter
	By:	/s/ Brady H. Richter
Brady H. Richter
	By:	/s/ Stuart S. Richter
Stuart S. Richter

INDEX TO EXHIBITS

Exhibit 7.1	-	Form of Escrow Agreement (included as Annex F of the Definitive Proxy Statement (No. 000-50781), dated June 5, 2006 and incorporated by reference herein).

Exhibit 7.2	-	Form of Voting Agreement (included as Annex E of the Definitive Proxy Statement (No. 000-50781), dated June 5, 2006 and incorporated by reference herein).

Exhibit 7.3	-
Agreement and Plan of Merger dated December 5, 2005, as amended, by and among Arpeggio Acquisition Corporation, Hill International, Inc. and the then stockholders of Hill International, Inc., (included as Annex A of the Definitive Proxy Statement (No. 000-50781) filed with the SEC and incorporated by reference herein).